Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Comopany’s Commission File No.: 333-140574

On June 1, 2007, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE MAY VOLUME OF 77.6 MILLION RISES 10% VS YEAR AGO;

TRADING IN EQUITY OPTIONS SETS NEW MONTHLY RECORD

CHICAGO, June 1, 2007 — The Chicago Board Options Exchange (CBOE) announced today that trading volume for the month of May totaled 77,617,777 contracts, an increase of 10% versus the 70.5 million contracts traded during May 2006 and an increase of 13% compared to the 68.4 million contracts traded during April 2007.  For the month of May, average daily volume was 3,528,081 contracts.

Trading in equity options reached a record level as volume for the month totaled 43,496,845 contracts, a new all-time high at CBOE, topping the previous record of 40,308,397 contracts traded in March 2007.  May equity options volume at CBOE was up 17% over last May’s total of 37.1 million contracts and up 10% over April 2007’s total of 39.7 million contracts.

Total index and exchange traded fund (ETF) options volume at CBOE was 34,120,742 contracts in May, an increase of 2% over May 2006 volume of 33.4 million contracts.  Volume in options on the Russell 2000 Index (RUT) rose 116% over May 2006 to a new record of 477,908 contracts, surpassing the previous high of 453,043 contracts traded in March 2007.

Total Volume	May 2007 Volume (22 days)	% Change vs May 2006 (22 days)	% Change vs April 2007 (20 days)	Year-To-Date Volume (103 days)	% Change vs 2006 (103 days)
Industry Total	229,227,230	+15%	+16%	1,035,533,312	+24%
CBOE Total	77,617,777	+10%	+13%	351,629,603	+28%
Avg Daily Vol	3,528,081	+10%	+3%	3,413,880	+28%
Equity	43,496,845	+17%	+10%	195,296,838	+18%
Index & ETF	34,120,742	+2%	+19%	156,329,328	+42%
ETF (only)	15,287,784	-4%	+25%	69,611,525	+42%
Open Interest	242,466,547	+25%	+10%	—	—

CBOE’s May Market Share Of 34% Leads Industry

For May, CBOE market share of total industry volume was nearly 34%.  This was a decrease of less than one percentage point from April 2007.  Year-to-date, CBOE’s total market share of 34% is 1.1 percentage points ahead of 2006.  CBOE’s year-to-date market share in multiply listed index and ETF options is 40%, while YTD market share in equity options (excluding ETFs) is 26%.

CBOE Market Share	May 2007 Market Share	% Change vs May 2006	% Change vs April 2007	Year-To-Date Market Share	% Change vs 2006
Exchange	33.9%	-1.4%	-.9%	34%	+1.1%
Equity	26.5%	-.3%	-.7%	26.1%	-.1%
Index & ETF (multiple listings only)	38.3%	-5.9%	-3.6%	40.3 (last 12 months)%	+.3%

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Page 2/4  CBOE May 2007 Volume Summary

New Single-Day Volume Records Set In VIX, DJX, and Weekly Options;

CBOE Seat Price Reaches New All-Time High

•                        On May 16th, volume in options on the CBOE Volatility Index (VIX) was 277,260 contracts, setting a new all-time record for single-day volume, and beating the previous single-day record of 208,872 contracts set on March 8, 2007.  Total volume for VIX options during May was 1,569,794 contracts.

•                        Volume in Dow Jones Industrial Average (DJX) options also set a new record on May 16th.  Volume of 154,938 contracts topped the previous single-day record of 139,535 contracts set on September 19, 2001.  Total volume for DJX options during the month of May was 775,071 contracts.

•                        Volume in options on the S&P 500 Index (SPX) and S&P 100 Index (OEX) with Weekly expirations set new records for single-day volume on Friday, May 25th.  In SPX Weeklys, volume was 10,454 contracts, while OEX Weeklys traded 12,008 contracts.

•                          Total volume in index and exchange traded fund (ETF) options during May was 34.1 million contracts, up 2% over May 2006’s volume of 33.4 million contracts.  The top five most-actively traded index and ETF options at CBOE during May were S&P 500 Index (SPX), iShares Russell 2000 Index Fund (IWM), Nasdaq-100 Index Tracking Stock (QQQQ), Standard & Poor’s Depositary Receipts (SPY), and CBOE Volatility Index (VIX).

•                          In May, volume in equity options totaled a record 43.5 million contracts, an increase of 17% over May 2006’s volume of 37.1 million contracts.  The top five most actively traded equity options during the month were Dendreon Corporation (DNDN), Apple Computer, Inc. (AAPL), Yahoo! Inc. (YHOO), Amazon.com, Inc. (AMZN) and Neurochem, Inc. (NRMX).

•                          CBOE seat prices set new record highs when two seats traded on May 30th.   One seat, or membership, traded for a price of $2,445,000, followed by another sale on the same day at a price of $2,500,000.  Both trades topped the previous high of $2,400,000 for a CBOE seat, which was set on April 30, 2007.

•                          May volume at the CBOE Stock Exchange (CBSX), the newest U.S. stock exchange, was 34,896,180 shares, with an average daily volume of 1,586,190 shares.   A total of 93,372 trades were executed during May.

May Is Second Busiest Month Ever At CFE;

Volume Of 81,006 Contracts Rises 44% vs 2006

Volume at the CBOE Futures Exchange, LLC (CFE) during May totaled 81,006 contracts, an increase of 44% over May 2006’s volume of 56,299 contracts.  Average daily volume during May was 3,682 contracts. At month’s end, total open interest stood at 47,454 contracts, up 33% over the end of May 2006.

Volume in VIX futures (ticker symbol VX) totaled 78,716 contracts, up 56% over a year-ago. Open Interest in VIX futures stood at 43,609 contracts at the end of May.  Volume in futures on the CBOE DJIA Volatility Index (VXD)  (ticker symbol DV) was 1,758 contracts.   Open interest in CBOE S&P 500 3-Month Variance futures (ticker symbol VT) reached a new all-time high of 3,420 contracts at the end of May.

CFE Total Volume	May 2007 Volume	% Change vs May 2006	% Change vs April 2007	Year-To-Date Volume	% Change vs 2006
Exchange	81,006	+44%	+95%	275,045	+93%
Avg Daily Vol	3,682	+44%	+77%	2,670	+93%
Open Interest	47,454	+33%	+5%	—	—

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Page 3/4  CBOE May 2007 Volume Summary

CBOE Individual Index Volume Figures For May 2007

Symbol	Product	Total Volume%	% Change vs May 06	% Change vs April 07	Open Interest	%Change vs 2006
SPX	S&P 500 Index	13,315,622	+20%	+14%	10,682,360	+23%
VIX	CBOE Volatility Index (options)	1,569,794	+54%	+41%	1,385,655	+72%
SPY	Standard & Poor’s Depositary Receipts (SPDRs)	2,865,882	+7%	-2%	6,695,923	+77%
XSP	Mini-S&P 500 Inde	73,575	-37%	+47%	891,595	+12%
OEX	S&P 100 Index (American-Style Exercise	1,250,340	-35%	+5%	349,329	-30%
XEO	S&P 100 Index (European-Style Exercise	182,520	-54%	-21%	91,557	-23%
DJX	Dow Jones Industrial Average	775,071	-17%	+7%	890,345	+11%
DIA	DIAMONDS Trust, Series 1	795,168	-24%	+34%	1,437,436	+6%
NDX	Nasdaq-100 Index	737,263	-12%	+32%	721,831	+13%
MNX	CBOE Mini-NDX Index (based on Nasdaq-100)	304,866	-60%	-11%	1,983,746	-8%
QQQ	Nasdaq-100 Index Tracking Stock	3,269,695	-3%	+22%	8,806,331	+31%
RUT	Russell 2000 Index	477,908 New Record	+116%	+19%	1,447,501	+152%
IWM	iShares Russell 2000 Index Fund	5,994,167	-8%	+48%	7,500,975	+31%
SMH	Semiconductor HOLDRs Trust	105,073	-44%	-40%	1,011,005	+32%
OIH	Oil Services HOLDRs Trust	327,690	-15%	+2%	889,161	+66%
EEM	iShares MSCI Emerging Markets Index	478,383	+230%	+6%	927,472	+611%
XLF	Financial Select SPDR	228,882	+216%	+10%	1,799,998	+164%
XLE	Energy Select SPDR	295,053	-66%	+80%	1,558,662	+1%

CBOE, the largest U.S. options exchange and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com.

CBOE Contacts:

Lynne Howard-Reed                           Gary Compton

(312) 786-7123                                       (312) 786-7612

howardl@cboe.com                             comptong@cboe.com

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Page 4/4  CBOE May 2007 Volume Summary

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO® and OEX® are registered trademarks of Chicago Board Options Exchange, Incorporated. SPXSM, XSPSM MNXSM, CBSXSM and CBOE Stock ExchangeSM are service marks of Chicago Board Options Exchange, Incorporated.  CFESM and CBOE Futures Exchange are service marks of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc.  Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement.  The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq-100 Index Tracking StockSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “HOLding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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